UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

Form SD
Specialized Disclosure Report
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FREEPORT-MCMORAN INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-11307-01 (Commission File Number)	74-2480931 (I.R.S. Employer Identification No.)

333 North Central Avenue Phoenix, AZ (Address of Principal Executive Offices)	85004 (Zip Code)

Douglas N. Currault II
Deputy General Counsel and Secretary
(602) 366-8100
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

x	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflicts Minerals Disclosure and Report

Freeport-McMoRan Inc. (FCX) is a United States (U.S.)-based natural resources company with an industry-leading global portfolio of mineral assets and significant oil and natural gas resources with revenues of $15.9 billion for the year ended December 31, 2015.

FCX does not tolerate human rights transgressions. FCX’s Human Rights Policy, which is publicly available on its website at www.fcx.com/sd/security, requires FCX and its contractors to conduct business in a manner consistent with the United Nations Universal Declaration of Human Rights, educate and train employees and protect any workforce member who reports suspected violations. FCX’s Human Rights Policy also requires alignment of its due diligence practices with the United Nations Guiding Principles on Business and Human Rights. The Voluntary Principles on Security and Human Rights are an important cornerstone of FCX’s Human Rights Policy and security programs, providing guidance for its operations as well as a mechanism to promote engagement, awareness and respect for human rights within FCX’s workforce and with its government and community partners.

FCX is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the calendar year ended December 31, 2015, which requires the disclosure of certain information if any conflict minerals (as defined in Form SD) are necessary to the functionality or production of a product manufactured or contracted to be manufactured by the company during 2015. Terms herein have the same meanings given to them in Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended.

In addition to its mining and oil and gas operations, FCX has certain operations that are considered manufacturing for purposes of Rule 13p-1. Accordingly, FCX conducted an analysis of the products at these facilities to determine if any contained conflict minerals. As a result, FCX determined that its specialty copper products facility (Bayway) located in New Jersey uses tin in the manufacture of trolley wire, conductor wire, and tin-coated copper wire (the Subject Products) according to the specifications of its customers. Bayway made purchases, totaling less than $300,000, of copper alloy rod (which contained tin) and tin anode for use in the manufacture of the Subject Products in 2015. Because tin is a conflict mineral and is necessary to the functionality of the Subject Products, FCX conducted, in good faith, a reasonable country of origin inquiry (RCOI) reasonably designed to determine whether any of the tin used by Bayway in the manufacture of the Subject Products during 2015 originated in the Democratic Republic of Congo (DRC) or an adjoining country.

As described further below, FCX believes that the tin used in the manufacture of the Subject Products in 2015 was sourced from smelters designated as “conflict-free” by the Conflict-Free Smelter Program (CFSP), a voluntary initiative of the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative (EICC-GeSI), which uses an independent, third-party audit to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials. A list of smelters and refiners that meet the standards of the CFSP audit are published on the Conflict Free Sourcing Initiative website. The audit standard is developed according to global standards including the Organization for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the OECD Guidance) and the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act.

Conflict Minerals Disclosure

FCX has conducted a good faith RCOI that was reasonably designed, in accordance with Form SD and related guidance provided by the U.S. Securities and Exchange Commission, to determine whether any of the tin used by Bayway in the manufacture of the Subject Products during 2015 originated in the DRC or an adjoining country. FCX does not have a direct relationship with any mines, smelters or refiners that may have direct knowledge of the source of the tin. As a result, FCX relies on communications and inquiries with its direct suppliers and publicly available data to provide information regarding the origin of the tin included in the Subject Products.

FCX’s inquiry identified two suppliers that provided copper alloy rod (which contained tin) and tin anode to the Bayway operation. FCX reviewed the conflict minerals policies of these two suppliers, which included a statement that the tin products they supply are only produced by smelters designated as conflict-free under the CFSP. The suppliers also provided FCX with the identification of the smelters that produced the tin supplied to Bayway.

FCX verified that each of the identified smelters were designated as conflict-free under the CFSP and also obtained and reviewed their respective conflict minerals policies. Each of the identified smelters provided affirmative statements in their conflict minerals policies that they do not purchase or process minerals that originate from the DRC or an adjoining country.

Based on its RCOI, FCX has no reason to believe that the tin used in the manufacture of the Subject Products by Bayway during 2015 originated from the DRC or an adjoining country.

This information is available on FCX’s website at www.investors.fcx.com/investor-center/financial-information/sec-filings.

Item 1.02 Exhibit

None.

Section 2 – Exhibits

Item 2.01 Exhibits

None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

FREEPORT-MCMORAN INC.

By: /s/ Kathleen L. Quirk
Kathleen L. Quirk
Executive Vice President, Chief Financial Officer and Treasurer

Dated: May 26, 2016